MICHAEL W. UPCHURCH	PHONE: (816) 983-1827
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER	EMAIL: MUpchurch@KCSouthern.com

March 14, 2011

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Kansas City Southern de Mexico, S.A. De C.V.

Form 10-K for the fiscal year ended December 31, 2010

Filed February 9, 2011

File No. 333-08322

Dear Ms. Cvrkel:

We respectfully submit the following responses to the comments in your letter dated March 3, 2011 (which have been reproduced in the body of our response in italics).

Form 10-K for the Year Ended December 31, 2010

Notes to the Financial Statements

Note 2. Significant Accounting Policies

— Property and Equipment (including Concession Assets), page 40

1.	We note your disclosure that effective October 1, 2010, the Company reduced depreciation rates on certain locomotive assets based on reassessment of the adequacy of the accumulated depreciation reserves and this change in estimate reduced depreciation expense by $3.3 million for the year ended December 31, 2010. Please explain to us why you determined it was appropriate to reduce depreciation rates for these locomotive assets during 2010. As part of your response, please tell us if these changes resulted from an independent study. Also, please tell us the nature of any changes in facts and circumstances that occurred subsequent to the 2009 independent depreciation study that affected the depreciation rates of these locomotive assets.

As disclosed in Critical Accounting Policies and Estimates – Capitalization, Depreciation and Amortization of Property and Equipment (including Concession Assets) on page 25, the Company develops group depreciation rates through a combination of periodic depreciation studies performed every 3 to 6 years by an independent engineering firm and ongoing monitoring between studies of factors that could impact our depreciation rates. We believe it is appropriate to monitor these factors to make more timely updates to depreciation rates rather than defer required changes until the next engineering study. This resulted in prospective rate changes as of October 1, 2010 that will reduce annual depreciation by approximately $13.0 million (13.8% of 2010 depreciation expense).

As a result of the engineering study completed in 2009 (based on December 31, 2008 balances), we increased the depreciation rate related to a locomotive asset group, largely due to a reserve deficiency resulting from normal retirements. Since the engineering study, retirement activity has decreased, largely due to increased volumes resulting from the economic recovery, and there have been no additions to this group. During the fourth quarter of 2010, we observed that this group of locomotives had become fully depreciated, and we reduced the depreciation rate accordingly.

As previously noted, we believe it is appropriate to monitor factors that impact depreciation rates on an ongoing basis, and to assess if adjustments need to be made based upon consideration of these factors. We believe that this approach results in a better allocation of asset costs over the period of their use, as compared to making required revisions to these rates only when periodic engineering studies are completed.

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In summary, the Company has carefully considered the comments and views expressed in your letter and believe your comments will improve our future disclosures. We believe that our responses fully respond to the comments provided, and we do not believe that these inquiries or responses indicate the existence of any deficiencies in financial reporting controls and procedures.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these items further or need additional information, please feel free to call me at (816) 983-1827.

Sincerely,

/s/ Michael W. Upchurch

Michael W. Upchurch

Executive Vice President and Chief Financial Officer

Cc: Mary K. Stadler – Senior Vice President and Chief Accounting Officer